PNI DIGITAL MEDIA INC.
Suite 590 - 425 Carrall Street
Vancouver, British Columbia, V6B 6E3
Telephone No. (604) 893-8955 Fax No. (604) 893-8966

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the "Meeting") of Shareholders of PNI Digital Media Inc. (the "Company") will be held at Suite 100 - 425 Carrall Street, Vancouver, British Columbia, on March 27, 2014, at 10:00 a.m. (Pacific Time), for the following purposes:

1.     to receive the report of the directors of the Company, the consolidated financial statements of the Company for its fiscal period ended September 30, 2013, the report of the auditor thereon and the related management discussion and analysis;

2.     to set the number of directors of the Company;

3.     to elect directors of the Company for the ensuing year; and

4.     to appoint an auditor for the ensuing year.

Shareholders of record on the Company's books at the close of business on February 18, 2014 are entitled to notice of and to attend and vote at the Meeting or at any postponement or adjournment thereof. Pursuant to the Company's governing documents, each Common Share is entitled to one vote.

An Information Circular accompanies this Notice and contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure their shares are voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of Proxy or Voting Instruction Form and in the Information Circular to ensure that their shares are voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

Dated at Vancouver, British Columbia, February 25, 2014.

BY ORDER OF THE BOARD

"Kyle Hall"

Kyle Hall
Chief Executive Officer